Trepont Acquisition Corp I

Four Embarcadero Center, Suite 1400

San Francisco, CA 94111

November 25, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Mr. Edward M. Kelly

Re:	Trepont Acquisition Corp I Registration Statement on Form S-1, as amended (File No. 333-250126)

Dear Mr. Kelly:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on December 1, 2020 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

Trepont Acquisition Corp I

By:	/s/ Ori Sasson
	Name:	Ori Sasson
	Title:	Chief Executive Officer &
Chief Financial Officer

Via EDGAR

CC: Derek J. Dostal, Davis Polk & Wardwell LLP

Trepont Acquisition Corp I

By:	/s/ Ori Sasson
	Name:	Ori Sasson
	Title:	Chief Executive Officer &
Chief Financial Officer

[Signature Page to the Acceleration Request]